Exhibit 11.1

924 W. 75th Street Suite 120 - 189 Naperville, IL 60565 +1 (815) 348-2421 omar@napercpa.com

CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of RELAY MANAGEMENT LLC.

I hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of my report dated November 18, 2022, with respect to the Balance Sheet of RELAY MANAGEMENT LLC as of December 31, 2021 & 2020, and the related Profit & Loss Statements, Statements of Cashflows, and Statements of Shareholders’ Equity for the years then ended, and the related notes to the financial statements.

The above referenced report is a result of my independent audit performed for the year ended December 31, 2021 & 2020, in which I was independent during the referenced periods. We also consent to the reference to our firm under the caption “Experts”.

/s/ Omar Alnuaimi, CPA

Naperville, IL

November 18, 2022